5000 Philadelphia Way  •  Lanham  •  Maryland  •  20706-4417  •  U.S.A

Telephone: 301.731.4233  •  Fax: 301.731.9606  •  Internet: sales@integ.com  •  Web: http://www.integ.com

December 24, 2008

VIA EDGAR AND HAND DELIVERY

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integral Systems, Inc.
Form 8-K filed on December 11, 2008
File No. 000-18603

Dear Mr. Krikorian:

Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated December 12, 2008, setting forth comments to the current report on Form 8-K (the “Form 8-K”) filed by Integral Systems, Inc. (“Integral Systems” or the “Company”) on December 11, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

This response letter has been filed via EDGAR, tagged as “CORRESP.” The Company will deliver an original of this letter via hand delivery.

Form 8-K filed on December 11, 2008

1.	We note your intention to correct the errors disclosed in your filing by restating your unaudited condensed consolidated financial information for each of the first three quarters of fiscal 2008 in your Annual Report on Form 10-K for the fiscal year ended September 30, 2008. Please tell us why you decided to not file restated Exchange Act filings for each of the quarterly periods impacted by the errors.

The Company has elected to correct the identified errors in its unaudited interim financial information included in its quarterly reports on Form 10-Q for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008 in its annual report on Form 10-K for the year ended September 30, 2008 (the “2008 Form 10-K”) (such corrected financial information is referred to herein as the “Restated Interim Financial Information”) based on guidance from the Office of the Chief Accountant of the Securities and Exchange Commission regarding the restatement of financial statements in the context of stock option accounting set forth in the “Sample Letter

December 24, 2008

Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” from Carol A. Stacey, Chief Accountant (the “Stacey Letter”), made available by the Division of Corporation Finance in January 2007, which guidance the Company believes to be applicable. The Stacey Letter advises companies that “[i]f your next Form 10-K is due to be filed within two weeks of the [amended filing] that you would file…, we will not comment on your company’s need to amend or file prior Exchange Act filings to restate financial statements and related MD&A” if the company provides the comprehensive disclosure described in the guidance in that next Form 10-K. The Stacey Letter notes that the filing of “numerous [periodic report] amendments could adversely impact the ability of a reader of [a company’s] financial statements to easily and fully understand the impact of the restatement.” The Company believes that the requirements of the guidance set forth in the Stacey Letter applicable to the Restated Interim Financial Information are addressed in the 2008 Form 10-K. The 2008 Form 10-K is being filed on December 24, 2008, less than two weeks after the filing of the Form 8-K.

2.	Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filings containing the restated financial statements.

The Company is filing the 2008 Form 10-K, which includes the Restated Interim Financial Information, on December 24, 2008. As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management carried out an evaluation, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as of September 30, 2008. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) were not effective as of September 30, 2008 to provide reasonable assurance that information required to be disclosed by the Company, in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure because of the material weaknesses in internal control over financial reporting identified in relation to the Restated Interim Financial Information, as discussed more fully in the 2008 Form 10-K. The Company has not reconsidered the effectiveness of its disclosure controls and procedures for the periods impacted by the restatement (the interim periods of fiscal year 2008) because the Restated Interim Financial Information is reflected in the audited financial statements presented in the 2008 Form 10-K.

December 24, 2008

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *        *

We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (301) 731-4233 ext. 1244.

Very truly yours,

/s/ WILLIAM M. BAMBARGER, JR.
William M. Bambarger, Jr.
Chief Financial Officer

cc:	John B. Higginbotham, Integral Systems, Inc.
Keri Day, Ernst & Young LLP
Howard B. Adler, Gibson, Dunn & Crutcher LLP